Invest in Boxabl

Technology Infrastructure Hardware Manufacturing B2B

One Hour House. Mass production of upscale affordable housing.

BOXABL.COM LAS VEGAS NEVADA


Hurry! Early investors get a discount.



Housing is the last big industry that has not moved fully into a factory. A huge opportunity exists to revolutionize housing. We are trying to make housing more affordable. If we execute on our vision, we think we will be able to increase quality of life for millions of people.

Paolo Tiramani CEO @ Boxabl

Why you may want to invest in us...

1. Paid customer deposits for 1,500+ houses, potential of $75,000,000 in revenue, growing everyday.
2. A goal of 80% faster, 50% cheaper and 100% better buildings.
3. $36,000,000 in purchase orders, $106,000,000 in letters of intent, inquiries from all over the world
4. Tech protected by 14+ patent filings
5. Massive Interest 10,000+ no deposit Casita reservations, totaling $500,000,000+ in potential orders
6. Huge social impact, potential to improve the quality of life for millions of people.
7. Guided by Porsche Consulting Inc. for the design and implementation of Boxabl's new factory
8. Trillion dollar total building construction market. Rapidly growing Accessory Dwelling Unit market.

Why investors ❤ us

WE'VE RAISED $446,353 SINCE OUR FOUNDING

Boxabl solves so many construction problems, huge upside potential.

Shawna Maslak
Friend



As someone who works in the multi-family/property management industry for almost 20years I see a huge need for companies and products like this. I specialize in working with low income housing in one if the largest counties in CA and I love what I see with this product!

Amanda Ortiz



I am very excited about Boxabl. I invested before Wefunder and talked with a few friends about it, and then wrote Paolo because my friends were wondering if they would do a public offering. When I got word today they were on Wefunder- the excitement was overwhelming. I sent my friends the link asap. A few of my non-profits have been searching for new ways to bring affordable Tiny homes to Bay Area homeless that do not look like a wooden box on wheels, have kitchens, and other amenities without paying $90k+ each for the box. When I first heard of Boxabl, I was like, OMG here is another one ((sadface)). But when I opened that first video, then went on to watch all the videos, read the... read more

Joe Leigh Bacon
Author/TechMgr/Investor/Philanthropist

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Paolo Tiramani
CEO
An industrial designer and mechanical engineer Paolo holds over 150 patent fillings which have generated more than $1billion in retail sales. He has funded Boxabl to date through his intellectual property investment company 500 Group.



Kyle Denman
Lead Engineer
Kyle is the senior engineer leading development of the Boxabl technology. A graduate in Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle comes from a family contractions business.



Galiano Tiramani
Business development
Galiano is an entrepreneur who has founded several successful startups. Including a cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m.



Mike Nelson
Structural Engineer
Mike began his structural engineering career in 1989. After 13 years developing his skills in commercial and residential projects he focused on structural insulated panels. Mike has worked on SIP projects in 30 States over the last 30 years.



Robert fischer
Patent & General Counsel
A graduate of California Berkeley, Stanford and Cooper Union, Bob previously chaired the Licensing and Transactions Practice Group of Fitzpatrick Cella Harper and Scinto, one of the worlds leading I.P firms.



Hamid Firooznia
Advisor
Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals.



Caleb Roope
Advisor
Caleb is principal and CEO of the Pacific Companies, one of America's largest affordable housing developers. Caleb has shared his insights and guidance, acting as a trusted advisor for the Boxabl project. Caleb recently raised $100m to build Autovol



Eldin Djurkovic
Business Development
Eldin is a certified scrum master with 15+ years experience in property and hospitality management, for companies such as Four Seasons and more. At Boxabl, he continues to improve overall customer experience, evolving agile practices.



David Hutchinson
Manufacturing Operations
David has more than 30 years of leadership experience in telecommunications, defense and aerospace manufacturing. Most recently he was Director of Manufacturing at Daico Industries, Inc., where he drove continuous improvement of processes.



Lucky Rajeswaran
Partnerships
Lucky is a business development, strategic partnerships and marketing leader with over 7 years of experience in e-commerce and consumer products. He is instrumental in successfully defining strategy, driving acquisition and retention efforts.



Bojana Paunovic Ex Rakicevic
Customer Service Manager
Bojana has more than 10 years in sales and marketing. Her expertise is focused on understanding clients and and their expectations.



Kal Bielawski
Business Development
Kal is an entrepreneurial scholar graduate from the University of Missouri, Kansas City. Through the Regnier Institute for Entrepreneurship and Innovation, he has experience in marketing, scalability, and sustainability.



Josiah Fannon
Factory Floor Manager
Josiah has over ten years of commercial construction and electrical experience. He also has several years of business management and field foreman experience as well. He is a Las Vegas native and comes from a family owned carpentry business.



Marko Ovcaric
Marketing
Marko is a senior 3D/2D designer with over 10 years experience in advertising, product design and construction industry. He specializes in concept development, 3d workflow from modeling to final render, animation and video post-production.

In the news

Downloads

- Pitch Deck.pdf
- Valuation Opinion Letter.pdf
- Valuation Full Report.pdf
- Boxabl Reg D Offering Memo.docx
- Boxabl Reg D Subscription Agreement - Wefunder and Custodian.docx

A new type of building. A new type of manufacturing. Upscale, low cost housing for EVERYONE.

Our tech will enable mass production of buildings on a massive scale. We want to be the #1 building manufacturer in the world within 10 years.

We are selling approximately 20% of our company to raise money for the Boxabl factory.

We are seeking to raise up to $10,500,000.

We will be selling preferred shares in Boxabl Inc to build the world's most advanced modular house factory.

The first $5m in shares will be sold at a discounted rate of $0.14 per share, and the remaining shares will be sold at $0.17 per share.

Because of the SECs Regulation CF rule, only $1,070,000 can come from "unaccredited/ lower income" investors, the remaining $9,430,000 must come from "accredited/ high net worth" investors under Rule 506(c) of Regulation D.

We thought it was important to setup the reg CF so that our friends, family, and early supporters who might not be "high net worth" could join us on this journey!

The shares you are purchasing are illiquid. You might not be able to sell them for a while. By buying them, you are betting that Boxabl will execute on our plan to mass produce housing on a worldwide scale. To sell the shares and profit, you will have to wait for a future event where you can sell them, like an Initial Public Offering (IPO).


This Instant Folding Tiny House is Fireproof!
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FLORB
FLOATING ORB PRODUCTIONS

Overview

We founded Boxabl in 2017 and have invested over $2,000,000 of our own money into engineering and research to develop what we believe is the world's greatest building system.

Boxabl is a new way to build housing that's **better, faster, lower cost** and can help solve the housing crisis.

Our first product is a **20′ x 20′ pre-fab studio apartment** that unfolds from a shipping container *size*. We can install it in any customer's backyard in about an hour.

It's a great time for our 20x20 product because **California laws** have recently changed to create a booming market for accessory dwelling units.

After the Casita is rolled out successfully we will introduce different sized room modules that **stack and connect** to build almost **any building.** We think our product is a solution for a large portion of the worldwide housing market. This includes, multi family, single family residential, disaster relief, military, workforce housing, and much more.

Our team, which includes proven innovators, have put millions of dollars into developing this product and now we are ready to take on partners to bring this idea to the next level **-a starter production facility that can produce 300 homes per year.**


Boxabl Pitchdeck Video
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BOXABL
IS THE NEW
CONSTRUCTION TECHNOLOGY


RIGHT
WRONG
PROBLEM
The Ford F-150 factory in Michigan builds one truck every 53 seconds.
A single family home takes an average of 7 months to be built.
WHY?
BOXABL


BOXABL
Traction
— Exclusive access to 14+ patent filings to protect our Product & System.
— Our product is significantly cheaper than the competition.
— Serious interest: LOIs for large developments and small deposits for over 1,500 end users.
— Over 10,000+ people have requested to reserve a Casita, our first unit.
— We project we can help our customers build 80% faster and 50% cheaper.
— Our product is the only building solution compatible with best-in-industry, automobile-style automated manufacturing.
— Our product is engineered to enable the most rapid manufacturing process in the industry.


I Built a HOME In 48 Minutes!
48 MINUTES!
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BOXABL
welcome home

Product (Casita)

Our flagship product is called the Casita. Its our smallest room module, 20x20, fitted out as a studio apartment. Although it has many use cases, our market focus is backyard houses in California.



The Casita will ship to California for $50,000 including delivery. It can be set up in someone's backyard in less than a day. The product includes washer, dryer, fridge, stove, bathroom, kitchen, electric, HVAVC and more. It is turnkey, ready to go, just add your bed and couch.

The Boxabl Casita should be more durable, energy efficient, higher quality and more upscale than traditional buildings.


Paolo Tiramani, Tony Mancini, & Secretary Dr. Ben Carson T...
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Boxabl CEO Paolo Tiramani, Tony Mancini, & HUD Secretary Dr. Ben Carson
Talk Boxabl Homebuilding Breakthrough
PROBUILDER

Market

Backyard accessory dwelling units (ADU) are increasing in popularity, demand for these types of buildings is skyrocketing in California and other places. This is due to new laws that make the permitting process easier and faster, and allows these buildings to be built in more places.

We have received interest from customers for Casitas that will far exceed our ability to supply product for the next several years.

Beyond the ADU market, is general building construction. The planned Boxabl building system should be able to construct almost any building type. This means in the future our potential total attainable market size is very large. Today most buildings are built by hand, one at a time, in the field, we hope that our building system can change this and bring building construction into the factory.

Opportunity

Believe Boxabl is on the right track? Well now is your chance to jump on board at this early stage. We think that after the first production Boxabl factory is up and running, the massive potential for this product will be clear and undeniable.

Our first factory might make approximately ~300 Casitas per year. This is a very small amount of buildings VS total demand. If our first factory is a success, we expect to multiply the model many times. If you invest in Boxabl now, you are along for the ride on huge potential future growth of Boxabl, including new factories, possibly all around the world.


Can one Box build the world?
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BOXABL
build the world

Roadmap

Month 1-2 | Identify warehouse space, order basic equipment, continue modular approval

Month 2-4 | Move to warehouse begin slow production ~1 house per week, most components outsourced.

Month 4-6 | Transition to assembly line style production, output increases to 1/day, bring outsourced component manufacturing in house.

Month 6-9 | Continue to onboard equipment, add shifts, streamline process.

Month 9-12 | Begin rolling out other floor plans.

Month 12+ | Ready with repeatable factory plans and suppliers, begin seeking franchise/partner factories for expansion, new capital raise for HEAVILY automated factory


Casita Tour
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How will we make money?

At Boxabl we plan to mass produce and sell room modules. We will sell them to licensed general contractors who will permit and install these units for the end user. We believe it's important for us to focus on manufacturing and bring on value added third party partners for other functions.

Our initial product will be the Casita which is expected to retail for $50,000. Soon after we will expand to different models.

Partnership with Porsche Consulting

We have partnered with Porsche Consulting, a Subsidiary of Porsche AG, to build houses the way Porsche builds cars. That means leveraging 80+ years of Porsche manufacturing expertise and over 600+ professionals to setup a Boxabl factory using automation, robotics, and assembly line principles.

Timeline

BOXABL

2017 — For centuries houses have been built using **old technology**. **Boxabl** is founded to bring the building industry into the **21st century** by using **modern manufacturing technology**.

2018 — Delivered first prototype built by 3rd party to the *International Builders Show*. Received **millions of square feet in reservations** by **hundreds of builders**.

2019 — Setup **in-house manufacturing** facility to build *Castita* model.

2020 — Beginning of year, **delrivered** *Casita* model to the **International Builders show**.

Now raising capital for **100,000 sq. ft. Casita starter manufacturing facility**.

2021+ — Build **more factories** to satisfy **huge domestic and international demand** using funds raised.

TECH - Transport

BOXABL



BOXABL
BOXABL

Foldable rooms that ship 2x-3x more building per truck

TECH - A System

BOXABL

A standardized building system engineered for endless configurations



CASITA
LIVE
IMAGINE
SLEEP MASTER
SLEEP 2
STACK STAIRS X3
(OPTIONAL
F/PLACE + W/C)



Boxabl produces the same rooms again and again

Our customers configure them onsite to build thousands of building types


TECH - Radical simplification
BOXABL
All new materials and manufacturing process compatible with automation.
Boxabl wall
Traditional wall

Isn't it time we build housing like we build everything else?

These are forward-looking projections that cannot be guaranteed.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Boxabl will mass produce room modules that stack and connect to create any custom building. We have invented a new way to manufacture buildings that we think can revolutionize the construction industry. To date we have produced demonstration homes but are in the position to mass produce homes following the acquisition of factory space. Goals, -Rapidly manufacture buildings faster than competitors -Reduce costs to lower than competitors -Outperform traditional buildings on ratings

Where will your company be in 5 years?

After completion of our initial mass productions style factory we will have the blueprint to replicate these factories over the entire world. Within 5 years we plan to take on partners or franchisees that can help build many new Boxabl factories. Within 1 year of funding we hope to have our plant fully operational. After that we will focus on refining the process, and adding more automation when appropriate. To date we have more demand than we can satisfy, we expect this to keep growing.

Why did you choose this idea?

Housing is the last big industry that has not moved fully into a factory. A huge opportunity exists to revolutionize housing. We are trying to make housing more affordable. If we execute on our vision, we think we will be able to increase quality of life for millions of people.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

No one has figured out how to effectively build housing in a factory. Housing costs are too high. We are inventors, engineers and operators who have a solution.

How far along are you? What's your biggest obstacle?

Right now we have a very small and slow factory. But we have a huge list of interested customers and thousands of potential orders. We need investment dollars to expand and meet demand.

Who competes with you? What do you understand that they don't?

Factory built housing exists, but has failed to gain market share. It is generally more expensive that site built housing. Many modular house factories use old building methods and have failed to innovate. These shortcomings have resulted in housing thats not affordable, and a huge demand that is not being met. Other prefab concepts as well as traditional site building are also competitors. We believe we can beat them on price and quality. They are using old building methods, we have engineered a new method.

How will you make money?

We will sell room modules to builders. Using our room modules means builders will be able to build higher quality buildings. faster, and for less money.

Our initial product will be the Casita which is expected to retail for $50,000. Soon after we will expand to different models.

We expect to have approximately 40% net margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business.

Decreased demand in the housing industry would adversely affect our business.

Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively.

Financials

Boxabl has financial statements ending December 31 2019. Our cash in hand is $200,000, as of June 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month.

At a Glance

January 1 to December 31

$110,000 +175%
Revenue

-$673,671
Net Loss

$115,636
Short Term Debt

$0
Raised in 2019

$200,000
Cash on Hand
As of 06/18/20

INCOME | BALANCE | NARRATIVE

BOXABL OVERVIEW

Boxabl is on a mission to bring building construction in line with modern manufacturing processes, creating a superior residential and commercial building that could be completed in half the time for half the cost of traditional construction.

The core product that we offer is the "Building Box", which consists of room modules that ship to site at a low cost and are stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 20x20 ft., 20x30 ft., 20x40 ft., and 20x60 ft. Our first product available for sale is our Casita Box, an accessory dwelling unit featuring a full-size kitchen, bathroom, and living area.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, and our lead engineer, Kyle Denman. The technology is owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property/ Build IP LLC is controlled by Paolo Tiramani, and has provided an exclusive license to Boxabl.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to this workforce are slowing. These factors are all contributing to significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping. Boxabl's patent pending shipping technology allows us to serve large geographic areas from one Boxabl factory. We believe that our anticipated flagship factory that will be located in North Las Vegas, Nevada will be able to serve the entire US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our "Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by reducing the individual components in the build by approximately 80% compared to traditional building, which requires stacks of lumber and thousands of nails. Significantly fewer components means significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution reduce building costs and build time compared to traditional home building, but we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, trade reduction, impact resistance and much more.

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. A slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

No mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions.

Despite the labor issues, the construction market is still active. According to the US Census Bureau, privately owned housing starts in December 2019 were a seasonally adjusted annual rate of 1,608,000, 16.9% above that of November 2019, and 40.8% above December 2018. We anticipate the economic turmoil resulting from COVID-19 may result in some decreases in housing construction. For instance, the US Census Bureau reported 1,216,000 seasonally adjusted housing starts in March 2020. However, we believe those decreases may be offset by other factors. Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent. In the city of Los Angeles alone, almost 5000 ADU permits were issued last year. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. The Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi family, apartment, disaster relief, military, labor housing and more.

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. A factory finished room module system that can be quickly stacked and arranged on site, and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. room that folds down to 8.5 ft. wide for shipping, and still has room for factory installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building's construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive to the jobsite, Boxes are assembled together in a plug and play manner by builders who have been trained and certified by Boxabl to create a finished home of almost any size and style. A typical Box can be assembled in one day. Speed, quality, features and price of the Boxabl product are superior to traditional building methods.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase cost dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures only consists of a few individual components. A comparable traditional wall has thousands of individual components and requires 3+ separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl will be processed by off the shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Historically, wood has been used for building construction because it is convenient and available. Wood burns, rots, molds, degrades, and generally has many characteristics that you wouldn't want in a permanent building structure. Our wall design doesn't use little wood, instead we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and concrete board. We are able to sources these materials from multiple vendors, and are not reliant on any particular vendor. Unlike wood construction, our panels are less likely to burn, rot, mold, attract bugs or degrade. They are also compatible with automation, computer numerical control (CNC), and the factory environment.

Product Features

The Boxabl building system has many features and solutions that reduce pain points for builders and offer an attractive product for consumers.

Resilience

- Fire resistant
- Flood resistant
- Bug resistant
- Mold resistant

Structural

- Snow load rated
- Hurricane wind load rated
- Seismic rated
- Ultra light, requiring smaller equipment to move
- Unit to unit connection - unlimited connection horizontally, 3 unit tall stack allowance

Design and Engineering

- Steel exoskeleton
- Connects to any foundation
- Packs down for low cost shipping - unfolds to 2.5x volume
- Sealing gaskets at joints
- Crane pick points for faster setting
- MEP network channel - precut chase network for all utilities in walls, roof, and floor for low-cost retrofit of electrical, sprinkler system, HVAC etc.
- 20x20 up to 20x80 room modules
- Multiple floor plans of room modules for millions of combinations
- Reduced components designed for factory automation
- Streamlined production process similar to automotive assembly rather than modular
- Weatherproof roofing membrane ships with unit
- Unpacking system included that does not require heavy equipment for assembly
- Simple field assembly does not require skilled labor apart from site work
- Pre-plumbed for on-site hook up - does not require crawl space
- All finishing work, paint, trim etc. inside and out ships complete

Energy

- Will qualify for top LEED energy rating
- Dramatically reduced energy bills
- Smaller sized HVAC
- Minimal thermal bridging
- Perfectly tight envelope
- High R values continuous EPS insulation
- High efficiency Appliances and LED lights for minimal energy requirement

Approval

- Pre-approved modular design for easy permitting
- Mix and stack building system for easy custom plans
- Full testing, fire, energy, structural

Applicable Regulation

Our Boxes fall under state modular home building codes. As our Boxes are mass produced, we are able to obtain approvals that will apply to any job site. Builders will still be required to obtain local building permits, but our solution resolves any state code requirements.

Price

Our production and shipping advantages allow us to sell our Boxabl Boxes as competitive prices. The retail price for our initial product "The Casita" will be $50,000, representing about $120/sq. ft. Setup costs would be in addition to this amount, increasing the total price by an additional $5,000 to $50,000 depending on builder fees. However, compared to building costs in states like California that can be on the order of $400/sq. ft., the Boxabl solution is an attractive option for cost conscious purchasers.

Core Technology

The core technology used by the company was developed by its founder, Paolo Tiramani. Innovations created by Paolo Tiramani have previously led to the creation of new billion-dollar product categories in the tool storage space. The technology is held by Build IP, LLC, a Nevada limited liability company controlled by Paolo Tiramani, which will focus on securing patented technology used by Boxabl subject to an exclusive license agreement.

Patents

Boxabl has rights to issued and pending patents for the structure and transportation of the Boxabl building system, covering all important aspects of its commercial designs, as well as the foreseeable alternatives. The filings closely track and reflect the product designs as they are updated. Further, the scope of protection sought extends beyond the design of the building structures themselves, and includes innovative delivery and assembly equipment and techniques. To date, as concerns Boxabl, two US patents and one Canadian patent have been awarded. In addition, six patent application are pending with the USPTO and five applications pending under the Patent Cooperation Treaty (PCT). In exchange for the rights to use this intellectual property, Boxabl will pay a license fee of 1% of the net revenues generated from the sale of its Boxes. As new technology and patentable processes are developed by Boxabl, that intellectual property will be directly held by Boxabl. There is no obligation to assign inventions to Build IP LLC.

Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisee with raw materials, custom equipment, branding, proprietary components, quality control, and other services.

Our Planned Factory

Our planned initial production facility is expected to produce one Box per shift. This would result in constructing approximately 240 Boxes in the first year. We believe we would be able to double this output by adding a second shift. The Boxes will move through stations in the factory where different sections are completed. Our current factory design utilizes ten stations. For this design, we would require 50,000 square feet of factory space, which we would rent. Many spaces are available in the Las Vegas area that meet our criteria, and many more new buildings are under construction. We believe this factory should create 28-45 new direct jobs. Many more indirect jobs will be created on the building sites by our customers when they are using our modules to build.

Our Customers

In 2019, Boxabl delivered the first prototype at the Builders Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of “reservations” from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits, and are not a guarantee of future revenues.

After the show we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU we built three more units for the show. In January 2020, we debuted the "Casita" at the Builders Show and again received a high level of interest from potential customers. Rather than just making available "reservations", we began taking deposits for position on our waitlist. As of the date of this filing, we have received over 1300 deposits from potential customers that range from $100 to $1000. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits will result in actual orders. This represents several years of production before we ever open our planned production facility.

Competition

Our competition can be broken into the following categories:

- Stick built: Traditional home building method, accounts for majority of the market. Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.
- Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower standard called the nation HUD code and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.
- Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.
- Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

In addition, there are a few new and notable housing startups trying to address the problems in the housing markets. We see startups such as Blockable, Katerra, Factory OS, and Rad Urban, as direct competitors, but will also benefit from their efforts to make innovative design and construction the new norm in home building.

FINANCIAL DISCUSSION

We have had prepared reviewed financial statements for the years-ending December 31, 2019 and 2018 that have been reviewed by Fiona Hamza, CPA.

Operating Results

We have not yet commenced sales of our principal products and our results to date reflect efforts to build our initial business. Our 2019 net revenues were $110,000 compared with 2018 net revenues of $40,000. Revenues were generated from one-time sponsorship payments to attend the Builder Shows, and not from out anticipated future business activities. There were no costs of revenue associated with this revenue. When we begin production and sales of our Casita Box, which we intend to begin in 2020, our net revenues will reflect certain costs of goods sold like raw materials and assembly costs, shipping, and labor. No revenues from the sale of Casita Boxes has been recognized as of the date of this Form C filing.

Included in the costs of goods sold will be a 1% royalty paid to Build IP LLC, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes.

Our financial statements reflect various expenses we incurred, as opposed to aggregating them into general and administrative expenses. Over 2019, we incurred $783,671 of operating expenses, compared to $138,403 in 2018, reflecting a significant increase in operating activity Our main expense incurred in 2019 was research and development related to our prototype which we demonstrated at the Builders Show. That expense amounted to $541,798, or 69.1% of our total expenses for 2019. We anticipate that we will continue to incur research and development expenses as we produce our initial line of Casita Boxes for sale. We also expect an increase in rent, shop supplies, equipment, utilities, and payroll expenses as we ramp up operations. To date, in 2020 we our operating expenses have been approximately, $410,000.

Based on the foregoing, we incurred a net loss of $673,671 in 2019, compared to a net loss of $98,403 in 2018.

Liquidity and Capital Resources

As of December 31, 2019, the company held $115,980 in cash, $30,000 in trade accounts receivable, and $500 in prepaid rent as our current assets. At that time, we also had $115,636 in trade payable current liability.

To date, our operations have been financed by out founder and CEO, Paolo Tiramani, who contributed $800,005 to the company in 2019, and $415,247 in 2018. So far in 2020, he has contributed and additional $410,000 to support the operations of the company. As described in more detail below under "Plan of Operations", in addition to this offering, we will be seeking to raise additional capital from accredited investors concurrently with this offering under Regulation Crowdfunding as it will take additional funding to reach viability for the company.

Plan of Operations

We are seeking to raise up to $10,500,000 in this offering, with up to $1,070,000 coming from sales of our securities under Regulation Crowdfunding and concurrently raising from accredited investors under under Rule 506(c) of Regulation D under the Securities Act of 1933. Now that we have proven our concept to builders at trade shows, and received significant interest in the form of waitlist subscribers, and deposits on the purchase of Casita Boxes, we are entering a capital-intensive phase of operations.

Our anticipated expenses over the next year include approximately $1 million for the acquisition of raw materials for construction of 50 Casita Boxes, approximately $540,000 for warehouse space, $1.7 million for labor, and $475,000 for general and administrative, and professional expenses. We also intend to acquire capital assets and equipment, such as trucks and lifts, which we anticipate to cost approximately $4,070,000.

If we are not able to raise this full amount, we will adjust our operations accordingly as we believe to be in the best interests of the company for scaling operations.

Planned Timeline

The following timeline is based on raising the full $10,500,000 we are seeking to raise from this offering under Regulation Crowdfunding and a concurrent offering to accredited investors. Months follow the close in this offering:

Month 1-2:

Identify warehouse space; order equipment and tools; continue third party testing, working towards approval from CA and NV; order molds for PVC extrusions; hire additional staff

Month 2-4:

Move to warehouse; begin slow production 1 Casita Box per week; steel is outsourced for our specifications; expand staff

Month 4-6:

Setup assembly line style production for output of 1 Casita Box per day; increase staff; bring steel production in house and order more specific equipment to increase efficiency

Month 6-9:

Begin rolling out other floor plans for the Casita Box.

Month 12+:

Ready with repeatable factory plans and suppliers begin seeking franchise/partner factories for expansion; new capital raise for automation enhancements in our factory; development of additional sizes and Box models.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation after receiving funds in this offering.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -612%

Gross Margin: 100%

Return on Assets: -310%

Earnings per Share: -$0.00

Revenue per Employee: $36,667

Cash to Assets: 53%

Revenue to Receivables: 367%

Debt Ratio: 53%

Boxabl Reviewed FS 2019 and 2018-3.pdf

Risks

1 **We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future.** The company has operated at a loss since inception and historically relied on contributions from its owners to meet its growth needs. Further we have yet to receive any revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in these offerings to cover these additional costs until we are able to generate significant revenue.

2 **If we cannot raise sufficient funds, we will not succeed.** We are offering shares of our Non-Voting Series A Preferred Stock to raise up to $10,500,000 in concurrent offerings under Regulation Crowdfunding and to accredited investors under Rule 506(c) of Regulation D. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to continue to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than our $10,500,000 goal, we will have to find other sources of funding for some of the plans outlined in "Plan of Operations".

3 **Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani.** Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

4 **We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.** We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring facilities space, and skilled labor. To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

5 **Decreased demand in the housing industry would adversely affect our business.** Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

6 **If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.** As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

7 **We depend upon our patents and trademarks licensed from a related party.** Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.

8 **We do not yet have a suitable manufacturing facility to begin production as the scale necessary to make the business viable.** Proceeds from this offering will be used to secure suitable manufacturing space in the Las Vegas area for our Boxes. Currently, we only have sufficient space to produce demonstration products. Our business relies on being able to produce our Boxes at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to obtain such manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted.

9 **We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees.** The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

10 **If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business.** In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

11 **The housing industry is highly competitive and many of our competitors have greater financial resources than we do.** Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

12 **Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations.** We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to access that state market. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

13 **Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business.** Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

14 **Any valuation at this stage is difficult to assess.** The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

15 **We are provided financial statement that have been reviewed by an independent accountant, but have not been audited.** Should we undertake an audit of our financial statements as part of any future financing effort, it is possible that our reported results may be different than what is included in our financial statements in this offering as a result of re-characterizing items included in those statements. We cannot guarantee that you would not make a different investment decision if you were presented with audited financial statements.

16 **We include projections of future plans and performance in this Form C and our offering page.** Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected timelines in our "Plan of Operations" and include projected cost comparisons on our offering page. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

17 **You will not have significant influence on the management of the company.** The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

18 **This investment is illiquid.** There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

19 **We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.** In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See "Dilution." Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series Seed Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

20 **Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.** Investors in this offering will be bound by the subscription agreement both of which include a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts... more

21 **Our Articles of Incorporation includes a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.** Our Articles of Incorporation includes a forum selection provision that requires any claims against us by stockholders involving, with limited exceptions:

(1) brought in the name or right of the Corporation or on its behalf;
(2) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company's stockholders;
(3) arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the Nevada Revised Statutes or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws;
(4) to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws; or
(5) -asserting a claim governed by the internal affairs doctrine.

Any of the above actions are required to be brought in the Eighth Judicial District Court of Clark County, Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Note, this provision does not apply to any suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 19... more

22 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

23 **Investors will have to subscribe to multiple agreements in order to invest in this offering.** In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "**Custodian and Voting Agreement**"), under which XX Investments, LLC (the "**Custodian**") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

24 **As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering.** The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

25 **You will not hold title to the purchased securities, instead, title will be held by the Custodian.** Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

26 **No regulator has given their approval of the form of the arrangement with the Custodian.** The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

27 **The company may undertake an offering under Regulation A in the future.** If the company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to produce audited financial statements and disclose more information than in this Form C. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

28 **By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement**. The company has established a Stockholders Agreement between itself, Paolo Tiramani, Galiano Tiramani, and each new stockholder to the company. The agreement provides for among, other items, control of the directorships of the company by Paolo Tiramani and Galiano Tiramani, restrictions on transfer of the securities in this offering, and a right for either Paolo Tiramani or Galiano Tiramani to call for the acquisition of securities issued to investors in this offering as a fair market value established by a valuation service.

29 **The Stockholders Agreement places limitations on the transferability of our securities**. Pursuant to Article III of the Stockholders Agreement, investors will not be allowed to transfer shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the Company and satisfaction of the provisions of a right of first refusal granted to Paolo Tiramani and Galiano Tiramani. Investors should note that these restrictions on transferability are in addition to any restrictions provided by statute or regulation.

30 **The Stockholders Agreement includes a call right for Paolo Tiramani or Galiano Tiramani to repurchase the shares of investors in this offering.** Investors should be aware that should this call right be exercised, they would be required to sell their shares at the fair market price established by a valuation service. Investors may disagree with this valuation, but will be compelled to sell their shares nonetheless.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Hamid Firooznia	CPA @ CPA	2020
Paolo Tiramani	ceo @ boxabl	2017
Galiano Tiramani	manager @ boxabl	2020

Officers

OFFICER	TITLE	JOINED
Paolo Tiramani	President Secretary Treasurer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Paolo Tiramani	222,000,000 common stock	74.0%
Galiano Tiramani	78,000,000 common stock	26.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$264,414	Priced Round

Outstanding Debts

None.

Related Party Transactions

Name	Build IP LLC
Amount Invested	$0
Transaction type	Other
Issued	06/16/2020
Relationship	Common Control

On June 16, 2020, the company entered into an exclusive license agreement with Build IP LLC, a company controlled by Boxabl's founder and CEO, Paolo Tiramani. The license agreement provides that the company will pay a license fee of 1% of the net selling price of any of the company's products.

Use of Funds

$100,000	Factory Equipment Purchases - $30,000 Facilities Rent - $8,000 Employee Compensation - $14,500 Testing and Certification - $20,000 Raw Construction Materials - $20,000 Platform Fees - $7,500 We intend to raise an additional $9M through a Reg D (accredited investors only) round, for a total raise size of $10M.
$1,070,000	Factory Equipment Purchases - $400,000 Facilities Rent - $50,000 Employee Compensation - $139,750 Testing and Certification - $200,000 Raw Construction Materials - $200,000 Platform Fees - $80,250 We intend to raise an additional $9M through a Reg D (accredited investors only) round, for a total raise size of $10M.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A Preferred Stock	75,000,000	0	No
Common Stock	425,000,000	300,000,000	Yes

The Funding Portal

Boxabl is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.